Exhibit 21.1

Subsidiaries of the Registrant

Company	State or Other Jurisdiction of Organization
iPower Smart LLC	Delaware
E Marketing Solutions Inc.	California
Global Products Marketing Inc.	Nevada
Anivia Limited	British Virgin Islands
Fly Elephant Limited	Hong Kong
Daheshou (Shenzhen) Information Technology Co., Ltd.	People’s Republic of China